SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Five Point Holdings, LLC
(Name of Issuer)

Class A Common Shares
(Title of Class of Securities)

33833Q106
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
125 Park Avenue, Suite 1607
New York, New York 10017
212-986-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 24, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 16 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 33833Q106	Page 2 of 16 Pages
1	NAMES OF REPORTING PERSONS
Robert E. Robotti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,702,047

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,702,047

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,702,047

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP No. 33833Q106	Page 3 of 16 Pages
1	NAMES OF REPORTING PERSONS
Robotti & Company, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,702,047

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,702,047

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,702,047

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

SCHEDULE 13D
CUSIP No. 33833Q106	Page 4 of 16 Pages
1	NAMES OF REPORTING PERSONS
Robotti & Company Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,702,047

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,702,047

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,702,047

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

SCHEDULE 13D
CUSIP No. 33833Q106	Page 5 of 16 Pages
1	NAMES OF REPORTING PERSONS
Suzanne Robotti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,000

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
2,000

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP No. 33833Q106	Page 6 of 16 Pages
1	NAMES OF REPORTING PERSONS
Ravenswood Management Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,690,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,690,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,690,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No. 33833Q106	Page 7 of 16 Pages
1	NAMES OF REPORTING PERSONS
The Ravenswood Investment Company L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,014,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,014,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,014,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No. 33833Q106	Page 8 of 16 Pages
1	NAMES OF REPORTING PERSONS
Ravenswood Investments III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,676,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,676,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,676,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No. 33833Q106	Page 9 of 16 Pages
Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Class A Common Shares (the “Class A Shares”) of Five Point Holdings, LLC (the “Issuer”).  The address of the Issuer’s principal executive office is 2000 Five Point, 4th Floor, Irvine, CA 92618.

Item 2.	Identity and Background

  (a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti (“Robotti”), Robotti & Company, Incorporated (“ROBT”), Robotti & Company Advisors, LLC (“Robotti Advisors”), Suzanne Robotti, Ravenswood Management Company, LLC (“RMC”), The Ravenswood Investment Company L.P. (“RIC”), and Ravenswood Investments III, L.P. (“RI,” and together with Robotti, ROBT, Robotti Advisors, Suzanne Robotti, RMC, and RIC the “Reporting Persons”).

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company and manager of Robotti Advisors.  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.  Suzanne Robotti is a United States citizen and wife of Mr. Robotti.

Mr. Robotti is Managing Director of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC, a Delaware limited partnership, and RI, a New York limited partnership, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.  RIC and RI are also advisory clients of Robotti Advisors.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of ROBT and the executive officers of Robotti Advisors are included in Schedule A hereto, which is incorporated by reference herein.

(d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 12,047 Class A Shares beneficially held by Robotti Advisors (excluding shares beneficially owned by Robotti Advisors and held by RIC and RI which are disclosed below) is approximately $28,476.00 (including brokerage fees and expenses). All of the Class A Shares held by Robotti Advisors were paid for using the personal funds of its advisory clients

The aggregate purchase price of the 2,000 Class A Shares directly beneficially held by Mrs. Suzanne Robotti is approximately $11,431.00 (including brokerage fees and expenses). All of the Class A Shares directly beneficially held by Mrs. Suzanne Robotti were paid for using her personal funds.

SCHEDULE 13D
CUSIP No. 33833Q106	Page 10 of 16 Pages
The aggregate purchase price of the 4,014,000 Class A Shares directly beneficially held by RIC is approximately $12,592,668.00 (including brokerage fees and expenses). All of the Class A Shares directly beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 2,676,000 Class A Shares directly beneficially held by RI is approximately $8,395,167.00 (including brokerage fees and expenses). All of the Class A Shares directly beneficially held by RI were paid for using its working capital.

Item 4.	Purpose of Transaction

The Class A Shares have been acquired by the Reporting Persons for investment purposes and were not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect except as set forth herein.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

The Reporting Persons, as long-term, buy-and-hold, supportive, active owners, will frequently engage with management, boards of directors, and fellow shareholders of our portfolio companies. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, business and market conditions, the Reporting Persons’ continuing evaluation of the business and prospects of the Issuer, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate, directly or through their affiliates, including, without limitation, making proposals concerning M&A activity, changes to the capitalization, ownership structure, Board composition or operations of the Issuer, talking with potential consolidation partners, continuing to hold additional securities of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer or engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of September 26, 2024, the aggregate number of Class A Shares and percentage of the outstanding Class A Shares of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(4)(5)	6,702,047	0	6,702,047	9.66%
ROBT (1)(2)(4)(5)	6,702,047	0	6,702,047	9.66%
Robotti Advisors (1)(2)(4)(5)	6,702,047	0	6,702,047	9.66%
Suzanne Robotti (1)(3)	0	2,000	0	**
RMC (1)(4)(5)	6,690,000	0	6,690,000	9.65%
RIC (1)(4)	4,014,000	0	4,014,000	5.79%
RI (1)(5)	2,676,000	0	2,676,000	3.86%

SCHEDULE 13D
CUSIP No. 33833Q106	Page 11 of 16 Pages
* Based on the aggregate of (i) 69,358,504 Class A Shares, outstanding as of July 12, 2024, as disclosed in the Issuer’s Current Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission (the “Commission”) on July 19, 2024.

** Less than 1%

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(2) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and to dispose or direct the disposition, of 6,702,047 Class A Shares directly beneficially owned by the advisory clients of Robotti Advisors.

 (3) Mrs. Suzanne Robotti has the power to vote or direct the vote, and to dispose or direct the disposition, of 2,000 Class A Shares directly beneficially held by her personally.

 (4) Each of Mr. Robotti, ROBT, Robotti Advisors and RMC share with RIC the power to vote or direct the vote, and to dispose or direct the disposition, of 4,014,000 Class A Shares directly beneficially owned by RIC.

 (5) Each of Mr. Robotti, ROBT, Robotti Advisors and RMC share with RI the power to vote or direct the vote, and to dispose or direct the disposition, of 2,676,000 Class A Shares directly beneficially owned by RI.

 (c) The table below lists all the transactions in the Issuer’s Class A Shares effected during the sixty days prior to the date set forth on the cover page.  All transactions were made in the open market and do not reflect commissions or other expenses.

Transactions in Shares
Party	Date of Purchase/ Sale	Number of Class A Shares	Buy/ Sell	Weighted Average Price*	Price Range
RIC	9/4/2024	7,210	Buy	$3.2934	$3.22 – 3.305
RI	9/4/2024	4,806	Buy	$3.2934	$3.22 – 3.305
RIC	9/5/2024	11,167	Buy	$3.3048	$3.285 – 3.33
RI	9/5/2024	7,445	Buy	$3.3048	$3.285 – 3.33
RIC	9/6/2024	5,897	Buy	$3.3013	$3.26 – 3.32
RI	9/6/2024	3,932	Buy	$3.3013	$3.26 – 3.32
RIC	9/9/2024	20,631	Buy	$3.2669	$3.23 – 3.285
RI	9/9/2024	13,754	Buy	$3.2669	$3.23 – 3.285
RIC	9/10/2024	15,095	Buy	$3.2822	$3.255 – 3.295
RI	9/10/2024	10,063	Buy	$3.2822	$3.255 – 3.295
RIC	9/19/2024	36,000	Buy	$3.392	$3.3659 – 3.42
RI	9/19/2024	24,000	Buy	$3.392	$3.3659 – 3.42
RIC	9/24/2024	3,768,000	Buy	$3.13	$3.13
RI	9/24/2024	2,512,000	Buy	$3.13	$3.13

* The Reporting Persons undertake to provide upon request by the Commission staff full information regarding the number of shares purchased at each separate price.

SCHEDULE 13D
CUSIP No. 33833Q106	Page 12 of 16 Pages
(d) Robotti Advisors’ advisory clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Class A Shares owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class A Shares beneficially owned by the Reporting Persons.  No advisory client is known to any Reporting Person to have, and except as otherwise set forth herein no Reporting Person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer’s Class A Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of September 26, 2024 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Commission.  The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

This filing includes the following exhibits:

1.
Joint Filing Agreement dated as of September 26, 2024 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, Suzanne Robotti, Ravenswood Management Company, LLC, The Ravenswood Investment Company L.P., and Ravenswood Investments III, L.P.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 33833Q106	Page 13 of 16 Pages
SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	September 26, 2024

/s/ Robert E. Robotti	Robotti & Company, Incorporated
Robert E. Robotti

/s/ Suzanne Robotti	By:	/s/ Robert E. Robotti
Suzanne Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company Advisors, LLC		Ravenswood Management Company, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: Managing Director

The Ravenswood Investment Company, L.P.		Ravenswood Investments III, L.P.

By:	Ravenswood Management Company, LLC	By:	Ravenswood Management Company, LLC
	Its General Partner		Its General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Director		Title: Managing Director

SCHEDULE 13D
CUSIP No. 33833Q106	Page 14 of 16 Pages
Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of Robotti & Company, Incorporated and the executive officers of Robotti & Company Advisors, LLC as of the date hereof.

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	c/o Robotti & Company, Incorporated 125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York 11758

Name:	Suzanne Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	Founder, Medshadow Foundation
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

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SCHEDULE 13D
CUSIP No. 33833Q106	Page 15 of 16 Pages
Exhibit Index

The following documents are filed herewith:

	Exhibit	Page
1.	Joint Filing Agreement dated as of September 26, 2024 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, Suzanne Robotti, Ravenswood Management Company, LLC, The Ravenswood Investment Company L.P., and Ravenswood Investments III, L.P.	16

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SCHEDULE 13D
CUSIP No. 33833Q106	Page 16 of 16 Pages
Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments hereto, relating to Class A Common Shares of Five Point Holdings, LLC with the Securities and Exchange Commission pursuant to Rule 13d-1(k).

/s/ Robert E. Robotti	Robotti & Company, Incorporated
Robert E. Robotti

/s/ Suzanne Robotti	By:	/s/ Robert E. Robotti
Suzanne Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company Advisors, LLC		Ravenswood Management Company, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: Managing Director

The Ravenswood Investment Company, L.P.		Ravenswood Investments III, L.P.

By:	Ravenswood Management Company, LLC	By:	Ravenswood Management Company, LLC
	Its General Partner		Its General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Director		Title: Managing Director